JANA PARTNERS CALLS ON CNET NETWORKS TO PUT ASIDE
                 TECHNICALITIES AND FOCUS ON SHAREHOLDER VALUE


NEW YORK, March 17, 2008 - In response to comments by CEO Neil Ashe of CNET Networks, Inc. (Nasdaq: CNET) last Friday, including that CNET is considering appealing the Delaware Court of Chancery's rejection of CNET's attempt to prevent an affiliate of JANA Partners LLC ("JANA") from proposing director nominees at CNET's 2008 Annual Meeting, JANA Managing Partner Barry Rosenstein sent the following letter to CNET.

The text of the March 17, 2008 letter from JANA to CNET follows:

March 17, 2008

Mr. Neil Ashe
Chief Executive Officer
CNET Networks, Inc.
235 Second Street
San Francisco, California 94105

TRANSMITTED VIA FAX AND OVERNIGHT DELIVERY

Dear Neil:

     We took note of your statements on Friday indicating that CNET Networks, Inc.'s ("CNET" or the "Company") Board of Directors (the "Board") is considering appeal of the Delaware Court of Chancery's rejection of CNET's attempt to prevent an affiliate of JANA Partners LLC ("JANA", "we" or "us") from proposing new directors at CNET's 2008 Annual Meeting. We believe that most shareholders would agree that Company assets, which belong to the shareholders, should be used to create value for them rather than for further attempts to entrench the current Board. We therefore take exception with a number of these comments, both as proponents of change at CNET and as part of a group which is your largest shareholder.

     First, your comment that "we may see more decisions on this front in the next month or so" is misleading. The court plainly and unambiguously rejected CNET's attempt to prevent us from offering a choice of new directors at the Annual Meeting, and the only possibility of more decisions on this matter will come if CNET appeals this ruling. We strongly encourage the Board to consider whether such an appeal, which would come on top of the already considerable expense of the futile initial attempt to block our proposals as well as the adoption of a poison pill and golden parachutes, which one commentator referred to as a "self-serving, scorched-earth tactic,"(1) in any way benefits shareholders. We have offered shareholders a choice of new directors who we believe will help create maximum shareholder value, a choice they are free to embrace or reject, and we believe it is wrong to burn further company assets in seeking to deny them this choice.

     Second, CNET has gone to great lengths to create the misleading impression that we are attempting a hostile takeover and that if the seven nominees we have put forth are elected CNET

--------------------
"Is  CNET's  Poison  Pill   Shareholder-Friendly?",   Rick  Aristotle  Munarriz,
TheMotleyFool.com, January 16, 2008.


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would be run for our sole benefit, thus dictating that we should "pay a premium"
to shareholders. However, only one of these nominees is a JANA employee, all seven nominees are independent of each other, and each will be under no obligation if elected in carrying out their duties other than the same duty every director owes all shareholders. If as we believe these nominees have the experience and expertise to reverse CNET's ongoing underperformance and make it a stronger and more profitable company, this will create value for ALL CNET shareholders, not deprive them of it, and the notion that we should pay a premium for offering this choice to shareholders is absurd.

     Third, you have sought in your comments to create the impression that we will be unable to garner the support of the requisite number of shares to bring change to CNET. Given that you and the other current members of the Board own only approximately 1% of the outstanding shares and that just in the last two years CNET's shares have fallen over 45%, vastly underperforming its peers and the market, this confidence seems misplaced. In addition, CNET's vigorous efforts to erect legal and technical barriers to merely offering shareholders a choice at the Annual Meeting belie these expressions of confidence in the outcome.

     Most importantly, such words and deeds represent a profound misunderstanding of shareholder democracy and the relative place of the Board and shareholders in this system. Board members serve at the shareholders' pleasure, and if these shareholders wish to elect new Board members after years of underperformance they should be free to do so without the incumbents putting up legal roadblocks paid for with the shareholders' own money. This is not a "game of chess" as you put it, to be played out amongst bankers, lawyers and PR firms. It is, or should be, a referendum on which director candidates can best guide the strategic direction of the Company and ensure that management successfully executes on this strategy.

     We believe it is time for fundamental strategic and operational change at CNET, and that the nominees we have proposed together with Sandell Asset Management, Alex Interactive Media, Spark Capital and Velocity Interactive Management have the collective experience and expertise to successfully implement this change. We encourage every member of the Board to honestly consider whether a company that has so significantly underperformed operationally and in creating shareholder value would not benefit from the addition of these nominees. We believe it is clear that it would. If the Board disagrees, however, it should make its case for the status quo based on its record, and put away the legal, technical and oratorical "chess pieces" and let shareholders simply decide who is best qualified to maximize shareholder value at CNET.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein
JANA Partners LLC
Managing Partner

BACKGROUND

JANA PARTNERS LLC is a multi-billion dollar investment management firm founded in 2001 by Barry Rosenstein. JANA has on numerous occasions, alone or with other shareholders, challenged management to focus on creating shareholder value,
including   with  respect  to  Kerr-


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McGee  Corporation,  Time Warner,  Titan  International,  TD Ameritrade  and The
Houston Exploration Company.

ALEX INTERACTIVE MEDIA, LLC ("AIM") is a private company focused on leveraging its domain expertise in digital media and related industries.

SPARK CAPITAL is a venture capital fund focused on building businesses that transform the distribution, management and monetization of media and content, with experience in identifying and actively building market-leading companies in sectors including infrastructure (Qtera, RiverDelta, Aether Systems, Broadbus and BigBand), networks (College Sports Television, TVONE and XCOM) and services (Akamai and the Platform). Spark Capital has over $600 million under management, and is based in Boston, Massachusetts.

VELOCITY INTERACTIVE GROUP, LLC is an investment firm that focuses on digital media and communications. Velocity Interactive Group has offices in Palo Alto, Los Angeles and New York.

SANDELL ASSET MANAGEMENT CORP., is a multi-billion dollar global investment management firm, founded by Thomas E. Sandell, that focuses on global corporate events and restructurings throughout North America, Continental Europe, the United Kingdom, Latin America and the Asia-Pacific theatres. Sandell frequently will take an "active involvement" in facilitating financial or organization improvements accruing to the benefit of investors.

ALL STOCKHOLDERS OF CNET ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE INVESTORS AND NOMINEES NAMED ABOVE (THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF CNET FOR USE AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF CNET WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CNET AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IS CONTAINED IN
EXHIBIT 2 TO THE SCHEDULE 14A FILED BY THE PARTICIPANTS WITH THE SEC ON MARCH 13, 2008.

CONTACTS:

Sard  Verbinnen  & Co
George  Sard  212-687-8080
or
Paul Kranhold or Andrew Cole, 415-618-8750 or
JANA  Partners  LLC
Charles  Penner, 212-692-7696

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